FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

July 26, 2004

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp ~~Exploration Ltd~~. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

File No. 82-3929

NEWS RELEASE

July 26, 2004

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to re-announce the private placement originally announced on June 17, 2004. Final documentation was not submitted by the required deadline. The placement will be proceeding now as the Company has reached an agreement to raise a total of $400,000.00. The placement will consist of the purchase of 4,000,000 flow-through common shares of the Company at a price of $0.10 per share, with warrants attached to purchase an additional 4,000,000 flow-through common shares at a price of $0.15 per share if exercised within a two year period.

The proceeds from the placement will be used to further the Company's current exploration projects.

The closing price of the Company's shares on June 15, 2004 was $0.11 and on July 22, 2004 was $0.125.

The proposed private placement is subject to acceptance by the TSX Venture Exchange.

ON BEHALF OF THE BOARD

"Peter H. Smith", President

For further information, please contact: Peter H. Smith, P.Eng., President, at 514-481-3172

The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.